Exhibit 99.1

News Release

May 7, 2020

TELUS reports operational and financial results for first quarter 2020

Providing critical support to Canadians and our communities during the COVID-19 pandemic; embracing our new mode of operations as we continue to deliver exceptional customer service

Consolidated revenue and EBITDA growth of 5.4 and 4.2 per cent respectively combined with strong free cash flow of $545 million

Solid first quarter customer growth of 106,000 net client additions, up 12,000 over the same period last year, reflecting continued broadband network leadership and customer service excellence

Wireless net additions of 70,000, including 21,000 high-quality mobile phone net additions and low blended mobile phone churn of 0.94 per cent

Strong wireline results, including EBITDA growth of 7.2 per cent and 36,000 net additions, up 2,000 over the same period a year ago driven by stronger Internet and security additions

Declaring quarterly dividend of $0.29125 per share; unchanged and supported by strong free cash flow growth

In light of the evolving nature and uncertainty of the global COVID-19 health crisis, TELUS deferring an update to its 2020 financial guidance to the second quarter 2020 earnings release;

Continuing  to focus on driving free cash flow and future dividend growth

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the first quarter of 2020. For the quarter, consolidated operating revenue of $3.7 billion increased by 5.4 per cent over the same period a year ago. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 2.2 per cent to $1.4 billion and when excluding restructuring and other costs and non-recurring losses and equity losses related to real estate joint ventures, Adjusted EBITDA was up 4.2 per cent. This growth reflects growth in wireline data service margins, an increased EBITDA contribution from our TELUS International customer care and business services, including in part increased margin contribution from the acquisition of Competence Call Center (CCC), and health businesses, as well as higher wireless network revenue driven by a growing subscriber base. Our quarterly revenue and EBITDA growth rates were partly offset by the impacts of the COVID-19 pandemic, mainly due to the travel restrictions and border closures mandated by various governments as well as proactive steps we elected to take to keep our customers and employees safe during this health crisis.

For the quarter, net income of $353 million decreased by 19 per cent over the same period last year and Basic earnings per share (EPS) of $0.28 decreased by 22 per cent as EBITDA growth was more than offset by higher depreciation and amortization due to growth in our capital assets from recent acquisitions, including CCC and ADT Canada, as well as ongoing investments to support the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and enhanced LTE technology coverage. Higher shares outstanding over the prior year, primarily reflecting additional shares issued from our equity offering in February 2020, also contributed to the decline. When excluding the effects of restructuring and other costs, income tax-related adjustments, and non-recurring losses and equity losses related to real estate joint ventures, adjusted net income of $400 million decreased by 12 per cent compared to the prior year, while adjusted basic EPS of $0.32 was down 16 per cent. Free cash flow of $545 million increased by $392 million over the same period a year ago, resulting primarily from decreased income tax payments, lower device subsidy leasing amounts, lower restructuring and other costs disbursements and higher EBITDA. Free cash flow before income taxes increased by 33 per cent to $669 million.

“The COVID-19 pandemic has had a profound impact on the communities where we live, work and serve,” said Darren Entwistle, President and CEO. “Our team is working diligently, and with their characteristic grit, collaboration and innovation to ensure all Canadians stay connected at a time when the human connection has never been more important. We are simultaneously ensuring we meet the needs of all of our stakeholders as we begin to focus our collective efforts on modernizing our mode of operations as a necessary outcome of the global health emergency.”

Mr. Entwistle continued, “TELUS once again achieved strong financial and operational results in the first quarter, characterized by our hallmark of meaningful customer growth, together with enhanced profitability, despite the challenging circumstances we faced in the month of March. Our robust and consistent performance over the longer-term, coupled with our strong financial position, positions us well to navigate the uncertainty caused by the global COVID-19 pandemic, as well as for anticipated post-pandemic economic challenges and market opportunities. Indeed, as we have responded to this unprecedented global health emergency, our focus has been on taking care of our team members, our customers and communities.”

“We have implemented measures to ensure the safety of our team members and keep them productive and importantly, employed,” Mr. Entwistle added. “Notably, over 95 per cent of our domestic team members have been transitioned to effectively work from home, while team members directly impacted by store closures have been redeployed into other areas of the business requiring additional support. In the stores that remain open to provide essential services, we have enabled a touchless in-store experience and provided the highest level of sanitation and personal protective equipment, ensuring every possible measure is taken to protect our team and customers.”

“I continue to be inspired by the TELUS team as they work around the clock, often under exceptionally challenging circumstances, to keep Canadians connected. Notably, we are leveraging and significantly enhancing our strong digital capabilities to safeguard team member and customer health and to support customer transactions to help offset the impact of store closures. To help alleviate the financial hardship this pandemic has placed on many of our customers, we implemented a number of initiatives. For consumers, we are deferring planned pricing increases, extending promotions and offering flexible payment arrangements. We are similarly offering a number of solutions and promotions to help our business customers support their own customers, virtually,” Mr. Entwistle commented.

“With global physical distancing measures in place, our world-leading broadband services have never before been more essential, as citizens are increasingly relying on this connectivity to stay in touch with loved ones, access essential health and safety information, as well as work, learn, socialize and entertain more at home. Our technology teams continue to rise above and focus relentlessly on maintaining robust reliability and world-leading performance across all of our critical services, while proactively managing record-high traffic levels, most notably across voice and video calling, messaging, TV viewership and home Wi-Fi. By way of illustration, during these peak periods, we experienced traffic rates that were four times those that occurred on Mother’s Day in 2019 — traditionally one of our highest traffic days of the year.  Our team’s efforts to sustain our networks during the pandemic is tantamount to supporting Super Bowl-level traffic, every day. Reflecting our significant efforts to ensure network excellence during this critical time, Opensignal analysed 4G download speeds globally on a weekly basis from January through the end of March 2020. The report shows that not only are Canada’s networks continuing to operate very well through the COVID-19 crisis, Canada is the fastest across 45 countries tested for 4G download speeds for mobile experience. By contrast, countries like Australia and the U.K. were challenged to support the added traffic and pressure, at times experiencing download speeds up to 15 per cent and 30 per cent slower, respectively. Complementing this acknowledgement, TELUS was recognized in Tutela’s Canada State of Mobile Networks Report April 2020 for its global network leadership, winning three of the national awards for Core Consistent Quality, Download Throughput, and Latency, and tying for Excellent Consistent Quality. Furthermore, J.D. Power recognized TELUS as having the top wireless network in Canada, marking the sixth consecutive year that TELUS has earned a J.D. Power Award for network quality. This ranking builds on the recognition TELUS has also consistently earned from PCMag and Ookla, in addition to Opensignal, Tutela and J.D. Power, for three or more years. Moreover, TELUS wireline broadband network has performed exceedingly well, in stark contrast to networks in many other countries around the globe where governments have had to step in and manage traffic.”

Mr. Entwistle added, “We continue to expand our innovative health technology and services across the country, and our virtual care offerings have never been more important to Canadians. With the introduction of virtual fee codes by all provincial governments to enable remote patient care, TELUS Health launched video visit functionality integrated with TELUS electronic medical records (EMR), enabling 26,000 Canadian doctors using a TELUS EMR solution to conduct virtual care with their patients. Canadians continue to leverage our one-on-one virtual health solutions, with Akira by TELUS Health increasing the productivity of our clinical staff by utilizing a combination of asynchronous text messaging and secure video for convenient, on-demand access for patients. Correspondingly, we have experienced a tenfold surge in demand for our Babylon by TELUS Health virtual care services and doctor appointments, now available in B.C., Alberta and Ontario, with other provinces launching soon. Moreover, we continue to see tremendous adoption of our Home Health Monitoring (HHM) solutions, with the COVID-19 protocol integrated in TELUS Health HHM solution, and implemented by the B.C. Ministry of Health where hundreds of patients are being monitored.”

Mr. Entwistle continued, “Throughout this emergency, and in support of our Give Where We Live philosophy, we and the TELUS Friendly Future Foundation (TFFF) continue to provide exceptional support for our communities. The TFFF has committed $10 million to help build public healthcare capacity through the crisis and beyond. This funding is in addition to the $1.5 million donated through 131 TFFF community board grants in the first quarter alone. In addition, we are providing support for our remote and Indigenous communities, where they do not have the resources needed to manage this crisis. Moreover, we donated $500,000 to the VGH and UBC Hospital Foundation, in support of its efforts to create therapeutic antiviral treatments for COVID-19.”

“We remain committed to our communities, ensuring that our most vulnerable citizens and young Canadians are also able to stay connected to what matters most. To that end, we are providing two months of free service to all low-income families enrolled in our Internet for Good program to help them manage the financial challenges associated with COVID-19. Furthermore, we extended our Internet for Good offer to families in B.C. and Alberta, with school-aged children from kindergarten to grade 12, ensuring every student can stay connected to exciting learning opportunities from their homes, including  the Microsoft Family learning centre, comprised of a collection of free, curated educational resources from around the world. In addition, working in partnership with Apple, we are providing iPads to school boards in B.C., Alberta, and Quebec to support continuous virtual learning with free LTE connectivity until June 30. It is our hope that together, these measures will make a meaningful impact and for all Canadians. Moreover, in the first quarter, we launched seven new TELUS mobile health clinics across Canada, bringing our total to 11 clinics. Importantly, six of these mobile health clinics have been repurposed, in collaboration with health authorities, to increase the COVID-19 pandemic response capacities.”

“To demonstrate our gratitude for the tremendous courage and selflessness of Canadian frontline healthcare workers, we expanded our Mobility for Good program, providing a credit for two months of wireless service to thousands of hospital workers at select healthcare facilities in the areas across the country that have been significantly impacted by COVID-19. Furthermore, we are donating more than 10,000 free mobile devices and free rate plans, valued at more than $5 million, to hundreds of organizations across the country. These connections are giving hospitalized COVID-19 patients the ability to virtually connect with loved ones, while also enabling isolated seniors, and low-income, homeless and at-risk individuals with a much-needed lifeline to families, health practitioners and vital social support services during this complex time.”

“Our team’s unwavering commitment to improving outcomes for our fellow citizens, in concert with our leading financial and operating results and superior asset mix, continue to define TELUS’ leadership in social capitalism. Time and again, our team demonstrates that when things are at their worst, you can rely on TELUS to be at its best. Indeed, the incredible innovations we are driving in response to the current crisis, and the tuition value gleaned over the past several months, will help us evolve our operating model and further enhance the resiliency of our organization, ensuring we are strongly positioned for the new normal on the other side of this pandemic,” concluded Mr. Entwistle.

Doug French, Executive Vice-president and Chief Financial Officer, said, “I am inspired by the TELUS team’s resiliency and its commitment to delivering exceptional and innovative customer experiences during these uncertain times. Over the last several weeks, our team has made incredible strides as we have responded to the COVID-19 pandemic, balancing the interests of our customers and communities, while adapting our business to the constantly changing situation with a focus on operational execution and cash flow.”

“We entered this global health emergency in a position of strength. Despite the fact that our first quarter results for 2020 were impacted by COVID-19 challenges, we delivered solid financial results, strong subscriber growth, leading customer churn and free cash flow more than three times higher on a year-over-year basis. We have a strong balance sheet, further supported by our successful $1.5 billion equity offering in February, with available liquidity of over $3 billion and no debt maturities until 2021. This puts us in an enviable position to navigate this period of uncertainty, and to continue to grow the business and prosper in the post-COVID-19 environment”, added Mr. French.

“In light of the evolving nature and uncertainty of the global COVID-19 health crisis, we are presently unable to predict the full range of positive and negative impacts of the crisis on our business and our previously issued guidance. As a result, we have taken the prudent decision to withdraw our existing annual financial guidance for 2020. We intend to provide an update on our overall assumptions and guidance when we report our second quarter results at the end of July. While we manage through this crisis, we are continuing to drive near-term efficiencies. For example, we have identified more than $250 million of cost reduction and margin accretion initiatives to date. This will allow us to mitigate the transient impacts related to the current crisis, manage through various stakeholder initiatives in response to the COVID-19 pandemic, and remain focused on driving free cash flow toward our original expectation for 2020. We will look to re-allocate capital from lower anticipated success-based investments, in certain areas, towards network enhancements to further elevate our leadership position, including advancing our world-leading broadband network to drive both near and longer-term revenue and operating efficiency benefits, as well as sustainable cash flow and future dividend growth.”

“Based on strong free cash flow growth, we have declared a quarterly dividend of $0.29125 cents, which remains unchanged from our April payment, and represents a 3.6 per cent increase over the same period last year. We remain committed to balancing the interests of our many stakeholders and, against the backdrop of the myriad of initiatives we have taken in response to the global COVID-19 health crisis, we have made the decision to defer the dividend increase that would otherwise have been made this quarter as part of our ongoing multi-year dividend growth program. We remain confident in the long-term outlook for our business and the significant opportunities in front of us to further elevate the TELUS brand and accelerate our growth strategy, and we are hopeful that conditions will permit us to meet or exceed our targeted dividend increase when we report our third quarter results in November,” concluded Mr. French.

COVID-19 update

On March 11 2020, the World Health Organization characterized the outbreak of COVID-19 as a pandemic and by the end of March 2020, each Canadian province and territory had either declared a state of emergency or a public health emergency. As the pandemic continues to significantly impact public health and global economies, including Canada’s, we are leveraging our world-leading technology and solutions to support global efforts to reduce the risk of transmission and to keep Canadians connected, entertained and healthy.

While the nature of the pandemic and predictions relating to its duration and the appropriate response are continuously changing, we remain focused on our customers first priority, the welfare of our team and our fiduciary obligations to our investors, underpinned by our commitment to our social purpose, and guided by our Medical Advisory Council, a team of medical experts. Below are some highlights of the steps we have taken to ensure the safety and well-being of our customers, our team members, and our communities.

For our customers

•                  Waiving certain customer fees including fees for internet data usage in excess of contracted maximums, as well as wireless roaming fees for customers who remain outside of Canada to ensure they are able to stay connected to the people and information they need.

•                  Expanding our Optik TV® and Pik TV® libraries for customers via free preview channels, including free previews of educational content for youth in partnership with Microsoft, and content spanning health and wellness as well as technology “how to” videos

•                  Offering TELUS Online Security Standard, our online security package, free for one month.

•                  Supporting small businesses in their transition to support their own customers virtually by providing three-months of free services through our TELUS Business Solutions.

•                  Demonstrating our further support for our small business customers and their shuttered stores and offices by providing, through TELUS Secure Business, our security solution for businesses, which provides a $1,000 equipment credit and three months of free service.

•                  Assisting governments across the country through our TELUS Enterprise Solutions and Business Customer Experience teams to provide support in the face of rapidly increasing demand in the healthcare sector and in respect of call centre capabilities to support health information lines and employment insurance-related inquiries.

•                  Providing one-on-one virtual care health solutions including Akira by TELUS Health and Babylon by TELUS Health, home health monitoring as well as enabling Canadians to access 24/7 emergency support through our LivingWell Companion and DirectAlert by TELUS Health.

•                  Enabling Canadian doctors on a core TELUS electronic medical record solution to conduct virtual visits with their patients.

•                  Implementing a number of customer measures to assist our consumer and small business customers who have been hurt financially by the pandemic. These measures include offering flexible payment options, deferring all planned pricing increases, extending promotional periods, and delaying service suspensions and cancellations for our customers who are in collections.

For our team members

•                  Leveraging our Work Styles program to enable approximately 95 per cent of our domestic team members to work from home, while approximately 85 per cent of our TELUS International team have been enabled to work to support customers from home and in other modified work locations.

•                  Enabling touchless customer experiences at our essential service locations and practising enhanced safety protocols, informed by advice from our TELUS Medical Advisory Council.

•                  Redeploying front line team members, including those directly impacted by store closures, into other areas of the business requiring additional support.

•                  Launching our All Connected During COVID-19 hub on our intranet, providing team members with access to important learning, work-from-home best practices and the latest information and support for their well-being, as well as a forum to share photos and experiences.

For our communities

•                  Offering financial support and free devices to vulnerable citizens and to those whose schools have closed in B.C, Alberta and Quebec.

•                  Donating over 10,000 devices and tablets, many with $0 rate plans, through our Mobility for Good™ program to over 225 not-for-profit organizations, enabling vital connections for those who need them the most, including COVID-19 patients, isolated seniors and vulnerable Canadians.

•                  Expanding our Mobility for Good™ program to hospital workers, providing a credit for two months of wireless service to frontline healthcare workers at select hospitals in the areas across the country that have been significantly impacted by COVID-19.

•                  Providing two months of free service to all families enrolled in our Internet for Good™ program.

•                  Expanding our Internet for Good program to schools in Alberta and B.C. to ensure all kindergarten to grade 12 students get high-speed internet access to continue learning from safety of their home during the COVID-19 pandemic.

•                  Announcing the arm’s-length TELUS Friendly Future Foundation’s $10 million commitment to help build public healthcare capacity through the COVID-19 crisis and beyond, including funding for new technology and equipment, such as ventilators, as well as increased support for food banks, elderly Canadians and mental health programs

•                  Donating $500,000 to a research team from the Vancouver General Hospital and University of British Columbia Hospital Foundation to assist in the search for therapeutic antiviral treatments for COVID-19 patients.

•                  Repurposing six of our Mobile Health Clinics (MHC) to support response efforts, with our clinics operating as testing centres and assessment clinics,  acting as an Emergency Isolation and Quarantine shelters in Edmonton, and in Victoria our MHC is helping with street wellness checks and sharing health resources and information.

Update to financial guidance

During these unprecedented times, we have experienced incremental demand for some of our products and services due to physical distancing being imposed by varying degrees worldwide and supported through our efforts to protect our team members and customers. Our wireless and wireline broadband network technology is an essential services, with Canadians increasingly relying on this connectivity to stay connected, informed and entertained at home. While physical distancing has affected our normal mode of operations, and thus is expected to negatively affect revenue growth of certain other products and services, we are adapting our go-to-market strategy and implementing innovative solutions to continue supporting our customers, such as touchless in-store experiences, virtual installations and repairs, and leveraging our digital footprint as our primary sales channel.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regards to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this news release. Consequently, our operations and financial results could be materially different than predicted in our previously issued guidance and we have decided to withdraw our existing 2020 consolidated financial guidance. We intend to provide an update on our overall assumptions and guidance when we report our second quarter 2020 results at the end of July.

For further discussion on the effect of the COVID-19 pandemic on the environment in which we operate, refer to section 1.2 in our first quarter 2020 Management’s discussion and analysis.

Summary of first quarter 2020 operating highlights

In wireless, external wireless operating revenues decreased 2.1 per cent as network revenue growth of 1.3 per cent was offset by a decline in equipment and other service revenues of 12 per cent. Network revenue growth reflects a 5.6 per cent growth in our subscriber base over the past 12 months, offset by a 1.2 per cent decline to monthly mobile phone ARPU. The decline in mobile phone ARPU was partly driven by the impacts of COVID-19 pandemic in March, such as lower roaming revenue from changing customer behaviour related to travel restrictions and our decision to temporarily waive roaming charges to aid travelling customers during the pandemic. The reduction in equipment and other service revenues reflects lower contracted volumes, which was partially due to impacts of the COVID-19 pandemic in March, as customers reduced their general shopping habits and we closed 90 per cent of our retail stores for an undetermined period of time.

In wireline, external operating revenues increased by 14 per cent due to data services revenue growth of 18 per cent. Data services revenue growth was driven by a combination of higher revenues from our diverse portfolio of solutions, including our TELUS International customer care and business services which included contribution from our acquisition of CCC, growth in business volumes from both expanded services and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic. Increased revenues from home and business smart technology (including security) which included contribution from our acquisition of ADT Security Services Canada, Inc. (ADT Canada), internet and third wave data services, and TV also contributed to growth. This growth was partly offset by impacts resulting from the COVID-19 pandemic, including a decline in health revenue due to the temporary closure of our Medisys Health Group (Medisys) and Copeman Healthcare centre (Copeman) clinics for all non-essential services, as well as our decision to waive home internet overage charges.

In the quarter, we added 119,000 new wireless, internet, TV and security customers, up 14,000 over the same quarter a year ago. The net additions included 21,000 mobile phones, 49,000 mobile connected devices, as well as 26,000 internet, 8,000 TV and 15,000 security customers. Our total wireless subscriber base of more than 10 million is up 5.6 per cent over the last twelve months, reflecting a 2.6 per cent increase in our mobile phones subscriber base to 8.7 million and a 25 per cent increase to our mobile connected devices subscriber base to nearly 1.6 million. Additionally, our internet connections are up 5.9 per cent over the last twelve months, surpassing 2 million customers, our TV subscriber base of 1.2 million is higher by 5.2 per cent and our security customer base expanded to 623,000. As a by-product of the COVID-19 pandemic and measures put into place to contain the risk of transmission, subscriber growth in the final weeks of March was lower as customers reduced their usual shopping habits and a significant number of physical sales channels were closed, resulting in a decrease in both gross additions as well as customer churn. Meanwhile, physical distancing also impacted our ability to enter homes and businesses to complete installations, however, we very quickly adapted to more digital and non-touch installation processes, giving our customers easier and safe ways to continue to transact with us.

Consolidated capital expenditures of $665 million increased by 2.9 per cent over the same period a year ago, partly due to investments to enhance network capacity, to support increased voice traffic and to ensure that Canadians can remain connected during the COVID-19 pandemic. Additionally, capital expenditures included advancing wireless speeds and coverage, including pre-positioning for 5G, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting improvements to our systems’ reliability, efficiency, and effectiveness. At the end of the quarter, our TELUS PureFibre network covered approximately 2.28 million premises, or approximately 71 per cent of our high-speed broadband footprint, reflecting an increase of approximately 340,000 fibre premises over the last twelve months.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2020	2019	change
Operating revenues	3,694	3,506	5.4
Operating expenses before depreciation and amortization	2,285	2,127	7.4
EBITDA(1)	1,409	1,379	2.2
Adjusted EBITDA(1)(2)	1,475	1,415	4.2
Net income	353	437	(19.2)
Adjusted net income(1)	400	453	(11.7)
Net income attributable to common shares	350	428	(18.2)
Basic EPS(3) ($)	0.28	0.36	(22.2)
Adjusted basic EPS(1)(3) ($)	0.32	0.38	(15.8)
Capital expenditures(4)	665	646	2.9
Free cash flow before income taxes(1)	669	504	32.7
Free cash flow(1)	545	153	n/m
Total subscriber connections(5) (thousands)	15,270	14,057	8.6

n/m — not meaningful

(1)         EBITDA, Adjusted net income, adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(2)         Adjusted EBITDA for the first quarters of 2020 and 2019 excludes restructuring and other costs of $60 million and $36 million respectively and non-recurring losses and equity losses related to real estate joint ventures of $6 million in the first quarter of 2020.

(3)         On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares outstanding and per-share amounts in this news release for periods before March 17, 2020, reflects retrospective treatment of the two-for-one share split

(4)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(5)         The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition ADT Security Services Canada, Inc. (ADT Canada) acquired on November 5, 2019.

First Quarter 2020 Operating Highlights

As noted in Section 1.2 of our first quarter 2020 Management’s discussion and analysis, COVID-19 was characterized as a pandemic in March 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, results described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose.

TELUS wireless

•                  External wireless operating revenue decreased by $40 million or 2.1 per cent, as network revenue growth of 1.3 per cent was offset by a 12 per cent decrease to equipment and other service revenues.

•                  Network revenue increased by $19 million or 1.3 per cent, reflecting growth of 5.6 per cent in the subscriber base over the last 12 months, partly offset by declining mobile phone ARPU, as discussed below.

•                  Equipment and other service revenues decreased by $53 million or 12 per cent, reflecting lower contracted volumes, including the impact of the COVID-19 pandemic, as customers reduced their general shopping habits and as a significant number of physical sales channels were closed in the final weeks of March.

•                  Mobile phone ABPU was $72.30, reflecting an increase of 0.2 per cent. This increase reflects growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, which we introduced in the third quarter of 2019, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix. This growth was partly offset by the impacts of the COVID-19 pandemic in March, including lower roaming revenue from changing customer behaviour related to travel restrictions and our decision to temporarily waive roaming charges to aid travelling customers during the pandemic.

•                  Mobile phone ARPU was $58.60 in the first quarter of 2020, a decrease of $0.73 or 1.2 per cent. This decline was partly driven by the impacts of the COVID-19 pandemic in March detailed above. Mobile phone ARPU continues to be impacted by the continued trend of declining chargeable usage and the impact of the competitive environment putting pressure on base rate plan prices. These declines more than offset the increased number of customers selecting higher-tier plans with endless data or larger data buckets.

•                  Mobile phone churn rate was 0.94 per cent as compared to 1.02 per cent in the same period a year prior, reflecting the success of our customers first culture and our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, effective retention programs, and leading network quality. In addition, the impact from the COVID-19 pandemic resulted in less switching activity between carriers in the last two weeks of March, as customers reduced their general shopping habits and as a significant number of physical sales channels were closed during that period.

•                  Mobile phone gross additions were 265,000, reflecting a decrease of 4,000. The reduced customer switching activity between carriers and the temporary closure of certain sales channels in March, in response to the COVID-19 pandemic, more than offset growth in the first two and a half months of 2020 from high-value customer additions as a result of successful promotions. In addition, existing digital options for customers to transact with us also gained momentum in the last two weeks of the quarter.

•                  Total subscriber net additions were 70,000, compared to 60,000 in the prior year. Mobile phone net additions were 21,000 in the first quarter of 2020, an increase of 10,000, driven by lower mobile phone churn, partly offset by lower mobile phone gross additions, as described above. Mobile connected device net additions of 49,000 were flat compared to the first quarter of 2019, as growth in our Internet of Things (IoT) offerings and consumer health personal emergency response system (PERS) devices were fully offset by a decline in tablet loading, which is a low or negative margin product.

•                  EBITDA of $934 million increased by $26 million or 2.9 per cent, while Adjusted EBITDA of $940 million increased by $23 million or 2.6 per cent over last year, reflecting higher network revenue driven by a larger subscriber base, higher equipment margins and savings from cost efficiency programs. This growth was partly offset by the impacts of the COVID-19 pandemic in March, including a reduction in roaming revenue due to global travel restrictions as well as our decision to temporarily waive roaming charges to aid travelling customers during the pandemic. Growth was also partly offset by lower other operating income and higher employee benefits expense.

TELUS wireline

•                  External operating revenues increased by $228 million or 14 per cent driven by data services revenue growth of 18.5 per cent, partly offset by a 6.7 cent decline in legacy voice services revenues.

•                  Data services revenues increased by $225 million or 18.5 per cent. This growth was driven by a combination of higher revenues from our diverse portfolio of solutions, including our TELUS International customer care and business services which included contribution from our acquisition of CCC, growth in business volumes from both expanded services and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic. Increased revenues from home and business smart technology (including security) which included contribution from our acquisition of ADT Canada, internet and third wave data services, and TV also contributed to growth. This growth was partly offset by impacts resulting from the COVID-19 pandemic, including a decline in health revenue due to the temporary closure of our Medisys and Copeman clinics for all non-essential services, as well as our decision to waive internet overage charges. Data services revenues growth was also impacted the ongoing decline in legacy data service revenues.

•                  Internet net additions of 26,000 improved by 4,000, due to continued net new demand from consumers and businesses, partly due to the launch of our unlimited home internet data plans and our new TELUS Whole Home bundle service offering. During the last two weeks of March we implemented more digital and self-install options for our customers to continue to transact with us.

•                  TV net additions were 8,000, a decrease of 9,000, mainly due to heightened competitive intensity and the changing landscape of increased streaming services, partly offset by demand from the launch of our TELUS Whole Home bundle.

•                  Security net additions of 15,000, reflecting an increase of 7,000, was driven by strong organic growth and demand from our TELUS Whole Home bundle. Security net additions were limited by the COVID-19-related physical distancing policies, which restricts access to homes and businesses required to complete security installations.

•                  Residential voice net losses of 13,000 increased by 2,000 compared to the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, and our strong retention efforts, including lower-priced offerings.

•                  EBITDA of $475 million increased by $4 million or 0.8 per cent, while Adjusted EBITDA of $535 million increased by $37 million or 7.2 per cent. These increases reflect: an increased contribution from our TELUS International customer care and business services, including from the acquisition of CCC, expanded services for existing customers, and customer growth; growth from our home and business smart technology (including security); higher internet margins; and a decrease in the provision related to written put options in respect of non-controlling interests. These factors were partly offset by the temporary disruption of both our TELUS International and health businesses due to government-mandated site and health clinic closures in response to the COVID-19 pandemic, as well as our decision to waive home internet overage charges. EBITDA growth was also impacted by the ongoing decline in legacy voice and legacy data services, higher employee benefits expense and other costs related to business acquisitions, and a decline in contribution from our legacy business services

Dividend Declaration

The TELUS Board of Directors elected to declare a second quarter dividend of $0.29125 per share, payable on July 2, 2020, to shareholders of record at the close of business on June 10, 2020. Given the uncertain magnitude, duration and potential outcomes of the COVID-19 pandemic, the Board determined that it would be prudent at this time to sustain the current dividend per share and defer any dividend increase until the release of our third quarter 2020 results in November.

Thomas Flynn nominated for election to the Board of Directors

Tom Flynn has been nominated for election to the Board of Directors at the annual meeting of shareholders to be held today, May 7, 2020. Tom is the Chief Financial Officer of BMO Financial Group, a position he has held since March 2011. Prior to that, he held several leadership positions at the Bank of Montreal, including Executive Vice President and Chief Risk Officer, Executive Vice President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is Chair of the board of Sunnybrook Health Sciences Centre and has served on the boards of a number of other private and public sector organizations. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University and is a Chartered Professional Accountant, Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of $530 million in taxes in the first quarter of 2020 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. When including spectrum remittances, we have remitted approximately $32 billion in taxes and spectrum.

•                  Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $32 billion.

•                  Investing approximately $665 million in capital expenditures primarily in communities across Canada in the first quarter of 2019 and approximately $42 billion since 2000.

•                  Spending $1.9 billion in total operating expenses in the first quarter of 2020, including goods and service purchased of approximately $1.3 billion. Since 2000, we have spent $125 billion and $84 billion respectively in these areas.

•                  Generating a total team member payroll of $734 million in the first quarter of 2020, including payroll taxes of $56 million. Since 2000, total team member payroll totals $48 billion.

•                  Returning $723 million in dividends year-to-date through two quarterly dividend payments through April 2020 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned over $18 billion to shareholders through our dividend and share purchase programs, including approximately $13 billion in dividends, representing over $28 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2020 conference call is scheduled for Thursday, May 7, 2020 at 1:30pm ET   (10:30am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until June 7, 2020 at 1-855-201-2300. Please use reference number 1250830# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, consolidated financial targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2020 outlook were described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2019 annual MD&A and were issued on February 13, 2020 under the basis that we would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the global and Canadian economies, the governmental measures put into place to contain the risk of transmission, and measures TELUS has been taking to ensure the safety and well-being of our customers, our team members, and our communities are matters we did not predict upon issuing our assumptions for 2020. Therefore, given the uncertain magnitude, duration and potential outcomes of the pandemic, at this time, we are withdrawing all of our outlook and assumptions issued on February 13, 2020.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regard to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this earnings release. Consequently, our operations and financial results could be materially different than predicted in our previously issued guidance and we have also decided to withdraw our existing 2020 consolidated financial guidance, which was provided in our news release dated February 13, 2020 and filed on SEDAR.

We intend to revisit and update our assumptions and provide an update on our outlook and guidance when we issue our second quarter 2020 Management’s Discussion and Analysis for the three-month and six-month periods ending June 30, 2020.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  The COVID-19 pandemic including its impacts on our customers, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through we offer them.

•                  Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our first quarter 2020 Management’s discussion and analysis, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; potential threats to the

CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in our TELUS International customer care and business services given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•                  Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•                  Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; investments in network resiliency and reliability; including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions currently expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•                  Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of our employee engagement, and the health of our team.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with the COVID-19 pandemic and our response to it, which may add to our accentuate these factors.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2020 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted net income

	Three months ended March 31
C$ and in millions	2020	2019	Change
Net income attributable to Common Shares	350	428	(78)
Add (deduct):
Restructuring and other costs, after income taxes	47	25	22
Favourable income tax-related adjustments	(3)	—	(3)
Non-recurring losses and equity losses related to real estate joint ventures	6	—	6
Adjusted Net income	400	453	(53)

Reconciliation of adjusted basic EPS1

	Three months ended March 31
C$, per share amounts	2020	2019	Change
Basic EPS	0.28	0.36	(0.08)
Add:
Restructuring and other costs, after income taxes, per share	0.04	0.02	0.02
Adjusted basic EPS	0.32	0.38	(0.06)

(1)         Adjusted for two-for-one stock split effective March 17, 2020.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Three months ended March 31
($ millions)	2020	2019
Net income	353	437
Financing costs	192	168
Income taxes	139	157
Depreciation	523	470
Amortization of intangible assets	202	147
EBITDA	1,409	1,379
Add restructuring and other costs included in EBITDA	60	36
EBITDA — excluding restructuring and other costs	1,469	1,415
Add non-recurring losses and equity losses related to real estate joint ventures	6	—
Adjusted EBITDA	1,475	1,415

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended March 31
($ millions)	2020	2019
EBITDA	1,409	1,379
Deduct non-cash gains from the sale of property, plant and equipment	(3)	(5)
Restructuring and other costs, net of disbursements	12	(33)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	112	38
Effects of lease principal (IFRS 16 impact)	(84)	(88)
Leases formerly accounted for as finance leases (IFRS 16 impact)	27	13
Other items:
Share-based compensation, net	23	19
Net employee defined benefit plans expense	27	20
Employer contributions to employee defined benefit plans	(15)	(16)
Interest paid	(177)	(179)
Interest received	3	2
Capital expenditures (excluding spectrum licences)[1]	(665)	(646)
Free cash flow before income taxes	669	504
Income taxes paid, net of refunds	(124)	(351)
Free cash flow	545	153

(1)         Refer to Note 31 of the interim consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.8 billion in annual revenue and 15.3 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com